December 10, 2013

VIA EDGAR

Larry M. Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diversicare Healthcare Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 7, 2013
Definitive Proxy Statement
Filed April 30, 2013
File No. 001-12996

Dear Mr. Spirgel:

On behalf of Diversicare Healthcare Services, Inc. (the “Company”), this is written in response to your letter dated November 25, 2013 regarding the Company’s filing referenced above. Our responses are keyed to the comments in your letter. This letter is being filed on EDGAR.

SEC Comment

Definitive Proxy Statement

Executive Compensation, page 15

2012 Annual Incentive Plan, page 17

1.	We note your Annual Incentive Plan is based primarily on quantitative performance goals. Further, we note your description of several performance categories for which you formulate a bonus target. Please provide more details on your assessment of the executive officers’ individual performance during the respective year. For example, provide a table demonstrating your evaluation of these performance targets. It may include, but not limited to, columns noting, base salary, target bonus as percentage of base salary, [2012] actual bonus amount, [2012] actual bonus amount as a percentage of target and/or of base salary.

1621 Galleria Boulevard     •  Brentwood, Tennessee 37027-2926    •  (615) 771-7575    •  (615) 771-7409 (Fax)

December 10, 2013

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Company Response

In future filings the Company will provide more details on our assessment of the executive officers’ individual performance during the respective year. For example, our 2012 disclosure would have been revised to include something along the lines of the following (new language in bold and underlined:

2012 Annual Incentive Plan

On March 9, 2012, the compensation committee of the board of directors of the Company approved the 2012 Annual Incentive Plan for the Company’s executive officers. The 2012 Annual Incentive Plan provides the following targets:

Position	Bonus Target
Chief Executive Officer	75% of base salary
Chief Financial Officer	50% of base salary

The following categories make up the potential bonus amounts:

Net Operating Income (as defined)	40%
Strategic Imperatives	40%
Discretionary	20%
Total	100%

Net Operating Income: 40% of the bonus was based on operating income performance. This metric was measured using budgeted operating income, adjusted for the non-cash impact of professional liability expense. The budgeted operating income, as adjusted, for 2012 was $9,299,000. In addition, the board had the discretion to make other adjustments for unusual or unbudgeted items.

The bonus was adjusted based on actual performance, as follows:

•	less than 80% of budget – executive would earn 0% of the target bonus for this category;

•	80% of budget – executive would earn 25% of the target bonus for this category;

•	81% to 100% of budget – executive would earn an additional 3.75% of the target bonus for this category for each 1% of budget achieved above 80%; and

•	Above 100% – additional amounts may be awarded at the discretion of the board of directors.

December 10, 2013

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Strategic Imperatives: 40% of the target bonus is based on the achievement of certain goals from the Company’s strategic plan. These include:

• Acquisitions (increase licensed beds by 10%)	25%
• Complete 2012 planned facility renovations	5%
• Risk Management
• Survey Improvements	5%
• Reduction of CNA turnover	5%
• Deployment of Risk Management Plan	15%
• All risk management targets achieved	15%
• Financial Control
• Accounts receivable management	5%
• Capital expenditures management	5%
• Cost Controls	5%
• Shareholder relations	15%
Total	100%

Discretionary: 20% of the bonus would be based on subjective matters of performance to be awarded at the discretion of the board. In establishing the discretionary portion of the bonus for 2012, the compensation committee considered, among other items, each individual officer’s contribution to the strategic plan and the goals of the organization.

Evaluation of 2012 Performance:

Below is a table that demonstrates the application of the 2012 Annual Incentive Plan for each of the named executive officers as of December 31, 2012.

Category	Achievement	Bonus Amount by Category
		Mr. Gill	Mr. McKnight(1)
Net Operating Income (40%)	Less than 80%	$0	$0
Strategic Imperatives (40%)	69% of goals achieved	$93,150	$15,525
Discretionary (20%)	100% granted	$67,500	$11,253
Total Bonus		$160,650	$26,778
Percent of Target		47.6%	47.6%

(1)	Mr. McKnight joined the Company in August 2012 and therefore was only eligible to earn a portion of his target bonus amount

Summary Compensation Table, page 22

2.	Revise to disclose the cash bonuses pursuant to your Annual Incentive Plan under column (g) Non-Equity Incentive Plan Compensation. Bonuses pursuant to a plan providing for compensation intended to serve as incentive for performance fall within column (g) pursuant to Item 402(c)(2)(vii). Please refer to Division of Corporation Finance Compliance and Disclosure Interpretation, Securities Act Rules, Interpretive Response 119.02, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

December 10, 2013

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Company Response

The Company is aware of and has reviewed Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 119.02. The Company had included all of the Annual Incentive Plan amounts as bonuses given the discretionary aspects of the plan. Based on the above comment, in future filings the Company will revise its disclosure to include the portion of the Annual Incentive Plan that is not totally in the discretion of the Board of Directors under Column (g) Non-Equity Incentive Plan Compensation. Thus, for example in our 2013 proxy statement, Mr. Gill would have had $67,500 disclosed under the Bonus column (column (d)) and $93,150 under the Non-equity Incentive Plan Compensation column (column (g)) for 2012.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Diversicare Healthcare Services, In. is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please call me at (615) 771-7575 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.

Sincerely,

/s/ James R. McKnight, Jr.
James R. McKnight, Jr.
Executive Vice President and Chief Financial Officer